082-04683

07021827

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
MAR 2007
WASH. D.C.
186
SECTION

Gothenburg, March 2, 2007

SUPPL

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 6/2007, Invitation to the AGM in Castellum AB

Very truly yours,

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM

PRESS RELEASE 6/2007

Gothenburg, February 16, 2007

Invitation to the AGM in Castellum AB

At the Annual General Meeting (AGM) on Thursday, March 22, 2007, the following proposals, among other items, will be put forward.

- A dividend of SEK 2.85 per share and Tuesday, March 27, 2007 as record day for dividend.

- Re-election of Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Christer Jacobson and Göran Lindén as Board members. Mats Wäppling and Per Berggren are proposed as new Board members. Jan Kvarnström is proposed as Chairman of the Board of Directors. The present Board members Mats Israelsson and Stig-Arne Larsson have declined re-election. Remuneration to the Board of Directors is proposed to remain unchanged compared to the previous year.

- Re-election of the auditor Ingemar Rindstig and the deputy auditor Conny Lysér. Carl Lindgren is proposed as new auditor. Caj Nackstad who has been the company's auditor since 1994 has declined re-election.

- A new election committee will be appointed for the AGM in 2008. The election committee will be established, in a similar way as before, by the Chairman contacting the three largest registered shareholders at the end of the third quarter 2007 and invite them to appoint one member each to the election committee. The members appointed accordingly, together with the Chairman of the Board, shall constitute the election committee.

- Guidelines for remuneration to Senior Executives and renewal of the existing incentive plan for the company's management.

- A renewed mandate for the Board to decide on purchase and transfer of the company's own shares until the next AGM.

Enclosure: Invitation

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 25 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The Castellum share is registered on OMX – Nordic list Large cap.

For further information, please contact
Jan Kvarnström, Chairman of the Board of Directors. Phone +49 160 906 01 899
Håkan Hellström, CEO, Phone +46 705-60 74 56

Summons to the Annual General Meeting of Shareholders in

CASTELLUM

The shareholders of Castellum AB (publ) are hereby summoned to the annual general meeting of shareholders to be held on Thursday 22 March 2007, at 5 pm in the Gothenburg Concert Hall, Stenhammarsalen, Götaplatsen, Göteborg. The entrance opens at 4 pm.

Notification etc

Shareholders wishing to attend the annual general meeting must be registered as shareholders in the share register kept by the Swedish Companies Registration Office (VPC AB) by Friday, 16 March 2007 and must also have notified their attendance to the company no later than 4 pm on Friday, 16 March 2007.

Notification of attendance at the annual general meeting can be made by post to Castellum AB (publ), Box 2269, 403 14, Göteborg, by phone +46 (0)31-60 74 00, by fax +46 (0)31-13 17 55, by e-mail info@castellum.se, or by filling out a notification form on www.castellum.se. The notification must state name/business name, social security number/company registration number, address and telephone number.

Shareholders who own shares through a nominee must temporarily register such nominee shares in their own name in order to have the right to participate in the annual general meeting. Such registration must have been carried out at the Swedish Companies Registration Office (VPC AB) no later than Friday, 16 March 2007. Shareholders must, in good time before this date, instruct their nominees to effect such registration.

The annual accounts, the audit report, the Board of Director's statement regarding proposed distribution of profit to the shareholders and the complete proposals and statements regarding items 14, 15, 16 and 17 below, can be obtained from the company's office at Kaserntorget 5, Göteborg, and will be sent to shareholders upon request, provided the shareholder states a postal address. The above mentioned documents can also be obtained on the company's website www.castellum.se. and will be presented at the annual general meeting. The company's annual report will be sent to the company's shareholders around 20 February 2007.

Items

1. Election of Chairman of the meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Election of one or two persons to verify the minutes.

5. Consideration of whether or not the meeting has been duly convened.

6. Presentation of the annual accounts and the audit report as well as the group accounts and the group audit report. Presentation by the Chairman of the Board of Directors and the Chief Executive Officer.

7. Resolution regarding the adoption of the profit and loss account ant the balance sheet as well as the consolidated profit and loss account and the consolidated balance sheet.

8. Resolution regarding the allocation of the company's profit in accordance with the adopted balance sheet.

9. Resolution regarding discharge from liability towards the company in respect of the members of the Board of Directors and the Managing Director.

10. The Election Committee's report on its work.

11. Resolution regarding the number of members of the Board of Directors and the number of auditors and deputy auditors.

12. Resolution regarding remuneration to the members of the Board of Directors and to the auditors.

13. Election of members of the Board of Directors and Chairman of the Board of Directors and election of auditors and deputy auditor.

14. Resolution regarding the setting up of an election committee for the next annual general meeting.

15. Resolution regarding guidelines for remuneration to members of the executive management of the company.

16. Resolution regarding an incentive program for members of the executive management of the company.

17. Resolution regarding authorization for the Board of the Directors to resolve to acquire and transfer the company's own shares.

Proposals for Resolution

Item 1
The Election Committee proposes Mr. Claes Beyer to preside as Chairman of the meeting.

Item 8
The Board of Director's proposes a distribution of SEK 2,85 per share and Tuesday, 27 March, 2007 as the record day for distribution, which means that the last trading day for shares including distribution will be Thursday, 22 March 2007.

Items 11, 12 and 13
An Election Committee has, in accordance with the resolution taken by the shareholders at the annual general meeting of 2006, been established consisting of Mr. Lars Öhrstedt representing AFA Försäkring, Mr. László Szombatfalvy, Ms Åsa Nisell representing Swedbank Robur and Mr. Jan Kvarnström, Chairman of the Board of Directors. The Chairman of the Election Committee is Mr. Lars Öhrstedt.

The Election Committee has made the following proposals.

(a) The Board of Directors should consist of seven members.

(b) The current level of remuneration to the members of the Board of Directors should remain unaltered, SEK 1,600,000, out of which SEK 400,000 should be allocated to the Chairman of the Board of Directors and SEK 200,000 to each of the remaining members of the Board of Directors. The amounts include compensation for committee work.

(c) Mr. Jan Kvarnström, Mrs. Marianne Dicander Alexandersson, Mrs. Ulla-Britt Fräjdin-Hellqvist, Mr. Christer Jacobson and Mr. Göran Lindén should be re-elected as members of the Board of Directors. Mr. Per Berggren and Mr. Mats Wäppling should be elected new members of the Board of Directors. Mr. Jan Kvarnström should be re-elected as Chairman of the Board of Directors. Mr. Mats Israelsson and Mr. Stig-Arne Larsson have declined being re-elected as members of the Board of Directors.

Mr. Berggren was born in 1959 and he is currently the managing director of Jernhusen AB. Mr. Berggren holds an economics- and technical degree from the University of Stockholm and KTH and has previously been active as area manager in Fabege AB, managing director of Drott Kontor AB and real estate manager of Skanska Fastigheter Stockholm AB.

Mr. Wäppling was born in 1956 and he is currently the managing director of SWECO AB. Mr. Wäppling holds a civil engineer degree at KTH and has previously been active as deputy managing director of NCC AB, manager of NCC Property Development and deputy managing director of and area manager in Skanska AB.

(d) The company should have two auditors and one deputy auditor.

(e) The remuneration to the auditors should be based on running account.

(f) Mr. Ingemar Rindstig should be re-elected as auditor and Mr. Carl Lindgren should be elected as new auditor. Mr. Conny Lysér should be re-elected as deputy auditor. The election period should be four years for the elected auditors. Mr. Caj Nackstad, who has been the company's auditor since 1994, has declined being re-elected as auditor.

Mr. Lindgren was born in 1958 and has been working as an auditor for 25 years. Mr. Lindgren works as auditor for several listed companies.

Item 14
The Election Committee suggests that the shareholders resolve to appoint a new election committee in preparation for the annual general meeting to be held in 2008, in accordance with the previously applied model.

This model entails that the Chairman of the Board of Directors should be assigned to contact the three largest registered shareholders at the end of the third quarter in 2007 and to invite them to each appoint one member of the election committee. If such a shareholder should not wish to appoint a member, the fourth largest registered shareholder should be consulted and so on. The members appointed in accordance with the above, shall, together with the Chairman of the Board of Directors, being responsible for the summoning procedure, constitute the election committee. The election committee shall appoint a chairman amongst its members. The names of the members of the election committee shall be published in the company's interim report for the first three quarters of the year.

The Election Committee shall serve as the election committee until a new election committee commences its service.

Item 15
The Board's proposal regarding guidelines for remuneration to the members of the executive management of the company includes the following main items. The level of remuneration shall correspond to what is market rate. A fixed salary shall be paid for work performed in a satisfactory manner. Pension terms shall correspond to what is market rate and shall be based on pension schemes with fixed charges. Dismissal pay and severance pay shall not exceed 24 monthly salaries in total in respect of each member of the executive management of the company. In addition to the fixed salary, flexible remunerations may be offered in accordance with an incentive programme. The flexible remuneration, which cannot exceed the fixed salary, shall be determined by to what extent previously set goals in respect of income from property management and share price development, have been reached and how soft factors, such as personnel skills and customer satisfaction, have been developed. The guidelines encompass the managing director, deputy managing director, finance director and financial director of Castellum AB and the managing directors of the subsidiaries of Castellum AB. The Board of Directors shall, in particular circumstances, have the right to deviate from the guidelines if there are special reason to do so.

Item 16
The Board of Director's proposal entails a renewal of the three-year incentive programme, which has been applied by Castellum for a number of periods. The incentive programme is made up of two parts, one part which is based on each year's profit and one part which is based on the total return on the Castellum-share over a three-year period. The annual profit-based bonus is based on the income from property management in comparison to a set profit goal and on an overall determination of the development of certain soft factors such as personnel skills and customer satisfaction. The three-year share price-based bonus is based on the total return on the Castellum-share in absolute amounts during the three-year period as well as the total return on the Castellum-share in comparison to an index for real estate shares during the measuring period.

Those members of the executive management of the company that receive bonus shall, in respect of an amount corresponding to at least half the received bonus after deduction of tax, purchase shares in Castellum.

The construction of the incentive programme means that bonus cannot under any circumstances exceed one extra salary per year in respect of each member of the executive management of the company for the relevant three-year period. This means that, based on the current annual salaries, the cost for the annual-profit based part can amount to a maximum amount of SEK 8 million a year and for the three-year share price based part, a maximum amount of SEK 23 million for the entire three-year period.

Item 17
The Board of Director's proposal entails that the Board of Directors shall be authorized to, until the next annual general meeting of shareholders, acquire, on one or several occasions, the company's own shares provided that the company will at no time hold more than 10 % of the total shares in the company and to transfer the number of own shares held at the time, with deviation from the shareholders' preferential rights. The aim of the proposal made by the Board of Director's is to allow the company to acquire its own shares in order to adapt the capital structure of the company to its capital needs from time to time and to transfer shares in connection with potential acquisitions. This aim does not allow the company to trade with its own shares for the purpose making a profit. A resolution regarding authorization to acquire and transfer own shares requires approval of at least two thirds of the given votes as well as the shares represented at the annual general meeting.

Gothenburg in February 2007

CASTELLUM AB (publ)
The Board of Directors

END